Exhibit 21.1

SUBSIDIAIRES OF LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

Subsidiaries	Place of Incorporation
Lytus Technologies Private Limited (100% owned)	India
Sri Sai Cable and Broad Band Private Limited (51% owned)	India
Lytus Studios, Inc.	Delaware
Lytus Technologies Holdings L.L.C-FZ	Dubai
Lytus Studios XR Private Limited	India
Lytus Healthtech Private Limited	India
Lytus Fintech Private Limited	India
Blodin Private Limited	India